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                                                              Page 1 of 10 pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                        Enterprise Products Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293792107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jose-Alberto Lima
                                    President
                            Shell US Gas & Power LLC
                             777 Walker, 22nd Floor
                                Houston, TX 77002
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 293792107                                           Page 2 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell US Gas & Power LLC
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          00(1)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.63%(2)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      OO(3)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) The source of funds is the contribution of Shell US Gas & Power LLC interest in Tejas Natural Gas Liquids, LLC.

(2) Based on 379,785,865 issued and outstanding Common Units as of February 10, 2005.

(3) Delaware Limited Liability Company

                                  SCHEDULE 13D
CUSIP NO. 293792107                                           Page 3 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Oil Company
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.63%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 379,785,865 issued and outstanding Common Units as of February 10, 2005.

                                  SCHEDULE 13D
CUSIP NO. 293792107                                           Page 4 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SWEPI LP
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.63%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 379,785,865 issued and outstanding Common Units as of February 10, 2005.

                                  SCHEDULE 13D
CUSIP NO. 293792107                                           Page 5 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Pipeline Corp. #2
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.63(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 379,785,865 issued and outstanding Common Units as of February 10, 2005.

                                  SCHEDULE 13D
CUSIP NO. 293792107                                           Page 6 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Gathering Corp. #2
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.63%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 379,785,865 issued and outstanding Common Units as of February 10, 2005.

                                                              Page 7 of 10 pages

                         AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 on Schedule 13D/A ("Amendment No. 5") to the Statement on
Schedule 13D ("Schedule 13D") is filed on behalf of each of (i) Shell US Gas & Power LLC ("Shell Gas & Power") as the direct beneficial owner of Common Units and (ii) by virtue of their respective direct holdings of securities of Shell Gas & Power (as described below on this statement) by Shell Oil Company ("Shell Oil"), SWEPI LP ("SWEPI"), Shell Gas Pipeline Corp. #2 ("Shell Pipeline"), and Shell Gas Gathering Corp. #2 ("Shell Gathering") (collectively, the "Reporting Entities"). Subsequent to Amendment No. 2 to this Schedule 13D, Shell Seahorse Company ("Shell Seahorse") merged into Shell Gathering, with Shell Gathering as the surviving entity.

Kayne Anderson MLP Investment Company ("Kayne Anderson"), Shell Gas & Power and Enterprise Products Partners LP ("Enterprise Partners") have entered into an agreement dated as of March 4, 2005, setting forth the terms and conditions by which Kayne Anderson and Shell will be permitted to register Common Units as selling security holders on a registration statement on Form S-3 to be filed by Enterprise Partners.

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Directors and executive officers of the Reporting Entities are listed on Attachment 1 hereto. None of the Reporting Entities, nor any of their directors or executive officers, have been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 1. Security and Issuer

        No change to this item.

Item 2. Identity and Background

    Paragraph 2 in subsection (a) of this Item is deleted in its entirety and replaced with the following:

             Shell Gas & Power is the beneficial holder of approximately 9.63% of the outstanding Common Units of the Issuer. Shell Oil, SWEPI, Shell Pipeline and Shell Gathering are the holders of 100% of the common membership interests, and approximately 3.23%, 16.98%, 57.91% and 21.88%, respectively, of the total ownership interests, in Shell Gas & Power. Each of SWEPI, Shell Pipeline and Shell Gathering is an indirect, wholly owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline and Shell Gathering may be deemed to control Shell Gas & Power.


Item 3. Source and Amount of Funds or Other Consideration

        No change to this Item


Item 4. Purpose of Transaction

        No change to this item.

Item 5. Interest in Securities of the Issuer

        No change to this item.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            An additional paragraph is added to this Item as follows:

Kayne Anderson MLP Investment Company ("Kayne Anderson"), Shell Gas & Power and Enterprise Products Partners LP ("Enterprise Partners") have entered into an agreement dated as of March 4, 2005, setting forth the terms and conditions by which Kayne Anderson and Shell will be permitted to register Common Units as selling unitholders on a registration statement on Form S-3 to be filed by Enterprise Partners.

Item 7. Material to be filed as Exhibits.

*Exhibit A - Agreement re Joint Filing of Schedule 13D
*Exhibit B - Contribution Agreement
*Exhibit C - Unitholder Rights Agreement
*Exhibit D - Enterprise Partners Amended Partnership Agreement
*Exhibit E - Registration Rights Agreement
*Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power *Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit I - Common Unit Purchase Agreement
*Exhibit J - Assignment Agreement
 Exhibit K - Agreement regarding registration of Common Units


---------

* previously filed

                                                              Page 9 of 10 pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March  , 2005

                                         SHELL US GAS & POWER LLC



                                          By:    LEE.B.D. STREBEL
                                                Name: Lee B.D. Strebel
                                                Title:  Vice President

                                          SHELL OIL COMPANY



                                          By:    ANNE-MARIE ROY
                                                Name: Anne-Marie Roy
                                                Title: Assistant Secretary

                                          SWEPI LP



                                          By:    ANNE-MARIE ROY
                                                Name: Anne-Marie Roy
                                                Title: Assistant Secretary

                                          SHELL GAS PIPELINE CORP.#2



                                          By:    ANNE-MARIE ROY
                                                Name: Anne-Marie Roy
                                                Title: Assistant Secretary

                                          SHELL GAS GATHERING CORP.#2



                                          By:    ANNE-MARIE ROY
                                                Name: Anne-Marie Roy
                                                Title: Assistant Secretary

                                                             Page 10 of 10 pages


                                INDEX TO EXHIBITS


*Exhibit A   Agreement of Joint Filing
*Exhibit B   Contribution Agreement
*Exhibit C   Unitholder Rights Agreement
*Exhibit D   Enterprise Partners Amended Partnership Agreement
*Exhibit E   Registration Rights Agreement
*Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power *Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit I - Common Unit Purchase Agreement
*Exhibit J - Assignment Agreement
 Exhibit K - Agreement regarding registration of Common Units


---------

* previously filed

ATTACHMENT 1

                        DIRECTORS AND EXECUTIVE OFFICERS


                           SHELL US GAS AND POWER LLC


NAME AND BUSINESS ADDRESS           CITIZENSHIP              POSITION
Jose Alberto-Lima                   Brazil                   Director
777 Walker, 22nd Floor                                       President
Houston, Texas 77002

J.V. Cramer                         U.S.A.                   Director
777 Walker, 22nd Floor                                       VP Finance
Houston, Texas 77002

L.B.D. Strebel                      U.S.A.                   Director
777 Walker, 22nd Floor                                       VP Portfolio
Houston, Texas 77002                                         Management



                                SHELL OIL COMPANY


NAME AND BUSINESS ADDRESS           CITIZENSHIP              POSITION
J. D. Hofmeister                    U.S.A.                   Director
910 Louisiana Street                                         President
Houston, Texas 77002

V. Mark Hanafin                     U.S.A.                   Director
909 Fannin
Houston, Texas 77002

D. Campbell                         Canadian                 Treasurer and
910 Louisiana                                                Controller
Houston, Texas 77002

C. A. Lamboley                      U.S.A.                   Director, Sr. Vice
910 Louisiana Street                                         President, Legal
Houston, Texas 77002                                         General Counsel
                                                             Corp. Secretary

T. T. Coles                         U.S.A.                   Vice President,
910 Louisiana Street                                         Tax
Houston, Texas 77002

                                    SWEPI LP


NAME AND BUSINESS ADDRESS           CITIZENSHIP              POSITION
W.D. Purvis                         U.S.A.                   Director
200 N. Dairy Ashford                                         President
Houston, Texas 77479

J.C. Rambousek                      U.S.A.                   Director
200 N. Dairy Ashford
Houston, Texas 77479

W. T. Mooney                        U.S.A.                   Director
910 Louisiana Street                                         Vice-President,
Houston, Texas 77002                                         Tax


                           SHELL GAS PIPELINE CORP. #2


NAME AND BUSINESS ADDRESS           CITIZENSHIP              POSITION
Jose Alberto-Lima                   Brazil                   Director
777 Walker, 22nd Floor                                       President
Houston, Texas 77002

L.B.D. Strebel                      U.S.A.                   Director
777 Walker, 22nd Floor
Houston, Texas 77002


                          SHELL GAS GATHERING CORP. #2


NAME AND BUSINESS ADDRESS           CITIZENSHIP              POSITION
Jose Alberto-Lima                   Brazil                   Director
777 Walker, 22nd Floor                                       President
Houston, Texas 77002

L.B.D. Strebel                      U.S.A.                   Director
777 Walker, 22nd Floor
Houston, Texas 77002

J.V. Cramer                         U.S.A.                   Vice President
777 Walker, 22nd Floor                                       Finance
Houston, Texas 77002